15027315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 16, 2016
Estimated average burden hours per response....	12.00

SEC Mail Processing Section
RECEIVED
JUL 27 2015
Wash., DC
196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/2014** (MM/DD/YY) AND ENDING **05/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BARRINGTON RESEARCH ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. Clark St.
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Paris — 312-634-6360 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

TN 7/27

XN

OATH OR AFFIRMATION

I, **Gregory D. Paris**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of **Barrington Research Associates, Inc.** as of **May 31, 2015**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARIETTA T COLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 04, 2015

Signature

EXECUTIVE VICE PRESIDENT & COO
Title

Marietta Coles 7/20/2015
Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

We have audited the accompanying financial statements of Barrington Research Associates, Inc. (the "Company"), which comprise the statement of financial condition as of May 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Barrington Research Associates, Inc. as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 and Schedule 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
July 20, 2015

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2015

Assets		
Cash	$	463,618
Receivable from clearing broker		346,918
Securities owned, at fair value		71,125
Commissions receivable		58,099
Underwriting fees receivable		609,953
Due from officers		137,951
Other receivables		77,500
Tax refund receivable		325,000
Research fees receivable		64,412
Deposits and other		28,384
	$	2,182,960
Liabilities and Shareholders' Equity		
Liabilities		
Commissions payable	$	49,027
Bonus payable		74,750
Retirement plan payable		16,068
Accounts payable and accrued expenses		271,168
Deferred liabilities		615,465
		1,026,478
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		89,970
Retained earnings		1,065,512
		1,156,482
	$	2,182,960

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2015

Revenues		
Commissions	$	2,099,421
Financial advisory fees		243,600
Investment banking fees		1,477,330
Research services		1,490,387
Realized trading loss		(143,917)
Unrealized gain on securities owned		24,243
Consulting		515,000
Interest, dividends, and other		39,750
		5,745,814
Expenses		
Officer and employee compensation		3,989,648
Commissions		471,664
Professional and regulatory		227,770
Office and communications		206,167
Clearing and execution		390,512
Conference expense		182,428
Research and data vendors		271,411
Payroll taxes		240,319
Travel and entertainment		573,189
Occupancy and equipment rental		470,032
Other		119,440
		7,142,580
Net loss before income taxes		(1,396,766)
Income tax benefit		310,074
Net loss	$	(1,086,692)

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2015

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 1, 2014	$ 1,000	$ 89,970	$ 2,152,204	$ 2,243,174
Net loss	-	-	(1,086,692)	(1,086,692)
Balance at May 31, 2015	$ 1,000	$ 89,970	$ 1,065,512	$ 1,156,482

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2015

Cash flows from operating activities		
Net loss	$	(1,086,692)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		907,229
Securities owned, at fair value		3,230
Underwriting fees receivable		(59,108)
Commissions receivable		(16,231)
Other receivables		(10,000)
Tax refund receivable		(208,500)
Research fees receivable		(19,126)
Due from officers		(70,000)
Deposits and other		19,437
Increase (decrease) in operating liabilities:		
Commissions payable		16,331
Retirement plan payable		(184,521)
Securities sold not yet purchased		(347,366)
Accounts payable and accrued expenses		20,897
Bonus payable		74,750
Deferred liabilities		(30,083)
Net cash used in operating activities		(989,753)
Decrease in cash		(989,753)
Cash at beginning of the year		1,453,371
Cash at end of the year	$	463,618

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	6,207

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at May 31, 2015, nor material to the results of its operations for the year then ended.

Commission revenue and related expenses on equity securities and research revenue are recorded as earned on an accrual basis.

Investment banking fees include underwriting, corporate finance, and designation fees. They are recorded when all services are completed under the terms of the engagements. Associated expenses are deferred in order to match the related revenue or until the related engagement is completed.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation
Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3. Fair Value Measurement and Disclosure, Continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received

At May 31, 2015 the Company had securities totaling $71,125, which were Level 1 investments, and did not have any level 2 or 3 investments.

4. Receivable from Clearing Broker

The Company utilizes one clearing broker, J.P. Morgan Clearing Corp. At May 31, 2015, the receivable includes $346,918 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

As of May 31, 2015 the Company has an outstanding retirement plan payable of approximately $16,000 included in the financial statements. During the year ending, May 31, 2015 the Company's contributions approximated $49,000.

6. Related Party Transactions

During the year ended, the Company had income of approximately $515,000 from consulting services rendered to Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended May 31, 2015.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

At May 31, 2015, a significant credit concentration consisted of approximately 41% of the net equity of the Company with the Company's sole clearing broker, J.P. Morgan Clearing Corp. These amounts are included in receivable from clearing broker, securities owned, securities sold not yet purchased, and commissions receivable. Management does not consider any credit risk associated with this net receivable to be significant.

9. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through February 28, 2024. For the year ending May 31, 2015 the rent expense is $463,097.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2015:

Year Ending May 31	Amount
2016	267,000
2017	242,000
2018	242,000
2019	242,000
2020	242,000
2021	242,000
2022	242,000
2023	242,000
February 28, 2024	181,000
Total	$ 2,142,000

The Company had an outstanding irrevocable standby letter of credit for $180,000 at May 31, 2015. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

The estimated breakdown of the net income tax benefit is as follows:

Current federal tax	$ 313,423
Current state tax	(3,349)
Net income tax benefit	$ 310,074

At May 31, 2015, the Company had a capital loss carryforward available to offset future capital gains of approximately $266,000 which expires in tax years 2015 through 2019. The Company also had an unrealized capital gain of approximately $24,000 in the current year. The deferred tax asset of approximately $115,000, arising from the capital loss carryforwards, is fully reserved as realization is not assured.

10. Income Taxes, Continued

At May 31, 2015, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $306,000 and $1,733,000, respectively, which expire in tax years 2015 through 2034. The deferred tax assets for federal and state of approximately $113,000 and $165,000, respectively, arising from the net operating loss carryforwards, are fully reserved as realization is not assured.

11. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of “aggregate indebtedness”, as defined.

At May 31, 2015, the Company had net capital and net capital requirements of $602,121 and $100,000, respectively.

12. Subsequent Events

Management has evaluated events and transactions through July 20, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company’s financial statements.

SUPPLEMENTAL SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2015

Computation of net capital		
Total shareholders' equity		$ 1,156,482
Deduct shareholders' equity not allowable for Net Capital		0
Total shareholders' equity qualified for net capital		1,156,482
Other additions and/or allowable credits:		
Deferred liabilities	$ 615,465	615,465
Deductions and /or charges:		
Nonallowable assets:		
Cash	188	
Underwriting fees receivable	609,953	
Due from officers	137,951	
Other receivables	57,500	
Tax refund receivable	325,000	
Deposits and other	28,384	(1,158,976)
Net capital before haircuts on securities positions		612,971
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 10,850	(10,850)
Net capital		$ 602,121
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 502,121
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required		$ 482,121
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 411,012
Ratio of aggregate indebtedness to net capital		% 68.26

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2015.

See accompanying notes.

Barrington Research Associates, Inc. **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2015

The Company did not handle any customer cash or securities during the year ended May 31, 2015 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2015

The Company did not handle any customer cash or securities during the year ended May 31, 2015 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2015

The Company did not handle any customer cash or securities during the year ended May 31, 2015 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Barrington Research Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended May 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
July 20, 2015

Barrington
RESEARCH ASSOCIATES

Investment Research
Institutional Brokerage
Investment Banking

Barrington Research Associate Inc's Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Gregory D. Paris swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Gregory D. Paris – Executive V.P. - COO
Barrington Research Associated, Inc.

7-20-15
Date

Member FINRA & SIPC
161 North Clark St., Suite 2950, Chicago, Illinois 60601-3221
Main: (312) 634-6000 | Trading: (800) 233-6205 | Fax: (312) 634-6350
www.barringtonresearch.com

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2015, which were agreed to by Barrington Research Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
July 21, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MAY 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-029831 FINRA MAY 7/6/1983
BARRINGTON RESEARCH ASSOCIATES INC
161 N CLARK STREET
STE 2950
CHICAGO, IL 60601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Marietta Coker (312)634-6361

2. A. General Assessment (item 2e from page 2) $ 12,301

B. Less payment made with SIPC-6 filed (exclude interest) (5698–)
12-19-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,603 –

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,603 –

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,603 –

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BARRINGTON RESEARCH ASSOCIATES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of July, 20 15.

EXECUTIVE VICE President & COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2014 and ending May 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,745,814
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	119,673
Total additions	119,673
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	390,512
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTRA COMPANY - DOLLAR FOR DOLLAR 515,000; RENT / LEASE CREDITS 38,272 (Deductions in excess of $100,000 require documentation)	553,272
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,476	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,476
Total deductions	946,260
2d. SIPC Net Operating Revenues	$ 4,920,227
2e. General Assessment @ .0025	$ 12,301

(to page 1, line 2.A.)